SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO §240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 3)

CENTRUS ENERGY CORP.
(Name of Issuer)

CLASS A COMMON STOCK, $0.10 PAR VALUE
(Title of Class of Securities)

15643U104
(CUSIP Number)

Morris Bawabeh
15 Ocean Avenue
Brooklyn, NY 11225
Telephone: (718) 703-8441

With a copy to:
Len Breslow, Esq.
Breslow & Walker, LLP
100 Jericho Quadrangle, Suite 230
Jericho, NY 11753
Telephone: (516) 822-6505

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 13, 2020
Date of Event Which Requires Filing of this Statement

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

CUSIP No. 15643U104	13D
1	NAMES OF REPORTING PERSONS Morris Bawabeh
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* (see instructions)	PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION	United States
Number of Shares Beneficially Owned By Each Reporting Person With	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 1,550,500 shares[1] (see Item 5 infra)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 1,550,500 shares[1] (see Item 5 infra)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,550,500 shares[1] (see Item 5 infra)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 17.9%[1] (see Item 5 infra)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

1 The reporting person disclaims beneficial ownership of these securities except to the extent of his equity interest therein.

CUSIP No. 15643U104	13D
1	NAMES OF REPORTING PERSONS Kulayba LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* (see instructions)	WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION	United States
Number of Shares Beneficially Owned By Each Reporting Person With	7	SOLE VOTING POWER 1,505,500 shares (see Item 5 infra)
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 1,505,500 shares (see Item 5 infra)
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,505,500 shares (see Item 5 infra)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 17.4% (see Item 5 infra)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 15643U104	13D
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) M&D Bawabeh Foundation, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* (see instructions)	WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION	New York
Number of Shares Beneficially Owned By Each Reporting Person With	7	SOLE VOTING POWER 45,000 shares (see Item 5 infra)
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 45,000 shares (see Item 5 infra)
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 45,000 shares (see Item 5 infra)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.5% (see Item 5 infra)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

Explanatory Note:

This Amendment No. 3 (this “Amendment”) to the Statement of Beneficial Ownership on Schedule 13D amends Amendment No. 2 to the Schedule 13D (the “Schedule 13D”) filed on February 7, 2017 with the Securities and Exchange Commission with respect to shares of Class A common stock of Centrus Energy Corp. Capitalized terms used but not defined in this Amendment have the meaning set forth in the Schedule 13D. This Amendment is being filed to amend and supplement the Schedule 13D as set forth herein.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and restated in its entirety so that it shall now read as follows:

The Shares disclosed herein were acquired for investment purposes. The reporting persons do not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D, except that on April 13, 2020, they entered into a Voting and Nomination Agreement (the “Voting Agreement”) with the Issuer. Pursuant to the Voting Agreement, (a) the Issuer agreed (i) to include Michael O’Shaughnessy as a nominee in the Issuer’s slate of nominees for election as directors of the Issuer at the Issuer’s 2020 annual meeting of stockholders (the “2020 Annual Meeting”), and (ii) to use commercially reasonable efforts to cause the election of Mr. O’Shaughnessy to the Issuer’s board of directors (the “Board”) at the 2020 Annual Meeting (including recommending that the Issuer’s stockholders vote in favor of the election of Mr. O’Shaughnessy), and (b) each reporting person agreed (i) to cause to be present and to vote at the 2020 Annual Meeting all shares of the Issuer for which such reporting person is the beneficial owner in accordance with the recommendations of the Issuer’s management, and (ii) to cause to be present and to vote all shares of the Issuer for which such reporting person is the beneficial owner for the Issuer’s slate of nominees for election as directors of the Issuer at the Issuer’s 2021 annual meeting of stockholders (the “2021 Annual Meeting”), provided that Mr. O’Shaughnessy is included in the slate of directors nominated by the Issuer. If Mr. O’Shaughnessy withdraws from the Board or is unable to, refuses to, or otherwise does not consent to be nominated to serve on the Board, the reporting persons may designate a replacement reasonably acceptable to the Issuer to be included as a nominee in the Issuer’s slate of nominees for election as directors of the Issuer at the 2021 Annual Meeting; in any event, each reporting person shall remain obligated to cause all of the Issuer’s shares for which it is the beneficial owner to be present at the 2021 Annual Meeting and to vote for the Issuer’s slate of nominees.

The foregoing description of the Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Voting Agreement, a copy of which is attached as Exhibit 10.1 hereto and is incorporated herein by reference.

The reporting persons intend to review their investments in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the reporting persons may in the future take such actions with respect to their investments in the Issuer as they deem appropriate including, without limitation, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interests in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety so that it shall now read as follows:

(a)	Amount beneficially owned and percent of class: See items 11 and 13 of the cover pages.

(b)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: See items 7-10 of the cover pages.

(ii)	Shared power to vote or to direct the vote: See items 7-10 of the cover pages.

(iii)	Sole power to dispose or to direct the disposition of: See items 7-10 of the cover pages.

(iv)	Shared power to dispose or to direct the disposition of: See items 7-10 of the cover pages.

(c)	See Exhibit B attached to this Amendment for a list of transactions with respect to the Shares by the reporting persons.

Kulayba LLC is a limited liability company of which Mr. Morris Bawabeh is the sole member.

M&D Bawabeh Foundation, Inc. is a 501(c)(3) charitable foundation. Mr. Morris Bawabeh is a director and an officer of the Foundation. Mr. Bawabeh has no pecuniary interest in Shares held by the Foundation and disclaims beneficial ownership of such Shares.

The percentages of beneficial ownership shown herein are based on 8,673,976 Shares issued and outstanding as of March 3, 2020 as reported on the Issuer’s Form 10-K for the year ended December 31, 2019, filed on March 27, 2020.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and restated in its entirety so that it shall now read as follows:

Reference is made to the Voting Agreement defined and described in Item 4.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and restated in its entirety so that it shall now read as follows:

Exhibit A:	Joint Filing Agreement among the reporting persons
Exhibit B:	Transactions in the Shares
Exhibit C:	Voting and Nomination Agreement, dated as of April 13, 2020, by and among the reporting persons and the Issuer (incorporated by reference to Exhibit 10.1 of the Issuer’s Form 8-K dated April 13, 2020).

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: April 20, 2020

/s/ Morris Bawabeh
Morris Bawabeh

Kulayba LLC

By:	/s/ Morris Bawabeh
Morris Bawabeh, Sole Member

M&D Bawabeh Foundation, Inc.

By:	/s/ Morris Bawabeh
Morris Bawabeh, President

Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

Exhibit B

SCHEDULE OF TRANSACTIONS IN SHARES

Reporting Person	Date of Transaction	Number of Shares Sold (S)/Acquired(A)	Price Per Share	Where/How Effected
M&D Bawabeh Foundation, Inc.	10/24/17	5,000 (S)	$3.5282	Open Market
M&D Bawabeh Foundation, Inc.	3/19/18	10,000 (S)	$3.75	Open Market
M&D Bawabeh Foundation, Inc.	9/6/18	9,500 (S)	$2.37	Open Market
M&D Bawabeh Foundation, Inc.	5/29/29	15,000 (A)*	n/a*	Private transaction
M&D Bawabeh Foundation, Inc.	6/06/19	3,526 (S)	$3.5053	Open Market
M&D Bawabeh Foundation, Inc.	7/17/19	6,474 (S)	$3.44	Open Market
M&D Bawabeh Foundation, Inc.	8/29/19	556 (S)	$3.10	Open Market
M&D Bawabeh Foundation, Inc.	9/18/19	4,444 (S)	$3.2104	Open Market
M&D Bawabeh Foundation, Inc.	10/30/19	50 (S)	$4.90	Open Market
M&D Bawabeh Foundation, Inc.	10/30/19	2,600 (S)	$4.90	Open Market
M&D Bawabeh Foundation, Inc.	10/30/19	1,300 (S)	$4.90	Open Market
M&D Bawabeh Foundation, Inc.	10/30/19	1,050 (S)	$4.90	Open Market
M&D Bawabeh Foundation, Inc.	10/30/19	100 (S)	$4.92	Open Market
M&D Bawabeh Foundation, Inc.	10/30/19	1,200 (S)	$4.92	Open Market
M&D Bawabeh Foundation, Inc.	10/30/19	200 (S)	$4.92	Open Market
M&D Bawabeh Foundation, Inc.	10/30/19	900 (S)	$4.92	Open Market
M&D Bawabeh Foundation, Inc.	10/30/19	500 (S)	$4.92	Open Market
M&D Bawabeh Foundation, Inc.	10/30/19	300 (S)	$4.92	Open Market
M&D Bawabeh Foundation, Inc.	10/30/19	500 (S)	$4.92	Open Market
M&D Bawabeh Foundation, Inc.	10/30/19	600 (S)	$4.92	Open Market
M&D Bawabeh Foundation, Inc.	10/30/19	100 (S)	$4.92	Open Market
M&D Bawabeh Foundation, Inc.	10/30/19	400 (S)	$4.92	Open Market
M&D Bawabeh Foundation, Inc.	10/30/19	200 (S)	$4.92	Open Market
M&D Bawabeh Foundation, Inc.	2/26/20	2,200 (S)	$7.7878	Open Market
M&D Bawabeh Foundation, Inc.	2/26/20	2,800 (S)	$7.7878	Open Market

*Shares were gifted to the Foundation.